EXHIBIT 99.1

News Release

Rosetta Genomics Restructures to Reduce Operating Expenses and Focus on Commercial Opportunities

REHOVOT, Israel and PHILADELPHIA (October 11, 2011) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced a corporate restructuring that is expected to result in a 50% reduction in the Company’s monthly cash burn, thereby reducing annual operating expenses by approximately $4.2 million.  Under the restructuring, Rosetta Genomics has already provided notices eliminating 24 positions, and will eliminate 11 positions as soon as it can provide termination notices under Israeli employment regulations, primarily in research and development and general and administrative functions in Israel.  These measures will go into effect in early November 2011 and are being implemented to provide the Company with sufficient cash and equivalents to enable the Company to raise additional capital to fund operations.

“With the recent launch of our U.S. oncology sales force, our emphasis has shifted from research and development to product commercialization.  The elimination of these positions will allow us to concentrate our resources on growing sales of our miRview® mets² and miRview® lung and other microRNA diagnostics in the U.S.  In tandem, we expect our partnership with PACE Claims Services, the market leader in asbestos claims administration, to begin gaining sales momentum with our miRview® meso diagnostic test that differentiates mesothelioma from carcinomas in the lung or pleura,” stated Kenneth A. Berlin, President and CEO of Rosetta Genomics. “We have begun to see a significant increase in demand for our tests since the launch of our dedicated oncology sales team.  As expected, there is the usual lag between generating demand and getting paid for these tests by the applicable payors for these tests. We recently submitted our first claims to payors. Furthermore, we expect that our sales and marketing efforts will continue to show additional commercial progress in the coming quarters and, subject to obtaining adequate additional financing, we hope to be able to build on these efforts with expanding product introductions and additional sales representatives. Moving forward, our restructured research and development efforts will focus on advancing our blood-based microRNA diagnostics, specifically in heart failure, as well as on certain projects for potential partnerships that would provide the Company with additional cash infusions.

“On behalf of the Board and management, I would like to thank our employees for their dedication, passion and commitment to advancing Rosetta’s microRNA technology for the benefit of patients worldwide.  While the decision to reduce headcount is a difficult one to make, we believe this restructuring is appropriate and necessary,” concluded Mr. Berlin.

About miRview® Products
miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview® mets and miRview® mets² accurately identify the primary tumor site in metastatic cancer and CUP.  miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells.  miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous, 60,000 from miRview® meso and more than 1 million patients worldwide from miRview lung.  The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs
microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com .

About Rosetta Genomics
Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to: the expected reduction in monthly burn rate and annual operating expenses, that the restructuring will provide Rosetta with sufficient cash and equivalents to enable the Company to raise additional capital to fund operations, the growth of sales of our miRview® mets² and miRview® lung and other microRNA diagnostics in the U.S., the partnership with PACE Claims Services, beginning to  gain sales momentum with the miRview® meso product, our sales and marketing efforts continuing to show additional commercial progress in the coming quarters, our ability to build on our sales and marketing efforts to expand product introductions and add sales representatives, subject to obtaining adequate additional financing, the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 838-3777
investors@rosettagenomics.com	afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com

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